May 10, 2023

Via EDGAR Transmission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altitude International Holdings, Inc. Request for Withdrawal of Registration Statement on Form S-1 Registration No.: 333-264649

Ladies and Gentlemen:

On May 4, 2022, Altitude International Holdings, Inc. (the “Company”) initially filed Registration Statement No. 333-264649 on Form S-1 (together with the exhibits and amendments thereto, including the amendment filed on November 9, 2023, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it does not wish to conduct a public offering of securities at this time. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.

Thank you for your assistance in this matter.

Very truly yours,

ALTITUDE INTERNATIONAL HOLDINGS, INC.

/s/ Gregory C. Breunich
Name:	Gregory C. Breunich
Title:	CEO